12011757

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Choice Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 US Highway 1 Suite 315
(No. and Street)

Palm Beach Gardens (City) Florida (State) 33408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph A. Principe (561) 882-3388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph A. Principe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Choice Equities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONAH COUNTRYMAN
MY COMMISSION # EE107408
EXPIRES June 27, 2015
(407) 398-0153 FloridaNotaryService.com

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. /STATEMENT OF CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA'S CHOICE EQUITIES LLC

Financial Statements
And Supplementary Information

(Confidential Per Rule 17a-5(e) (3))

For the Years Ended December 31, 2011 and 2010

Caminiti & Cogliati, CPAs, LLP

AMERICA'S CHOICE EQUITIES LLC

CONTENTS

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Member of
America's Choice Equities LLC

We have audited the accompanying statements of financial condition of America's Choice Equities LLC as of December 31, 2011 and 2010, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Choice Equities LLC as of December 31, 2011 and 2010 and the results of their operations, changes in member's equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 22, 2012

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 127,923	$ 98,679
Short-term investments (Note 4)	-	42,717
Deposit-clearing organizations (Note 2)	25,019	25,019
Accounts receivable (Note 3)	63,587	139,205
Settlement costs receivable (Note 9)	22,000	38,825
Prepaid expenses & other current assets	-	582
Total current assets	238,529	345,027
Property and equipment, net (Note 5)	7,319	13,172
Total assets	$ 245,848	$ 358,199
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 28,550	$ 36,536
Commissions payable	27,866	88,147
Clearing costs payable	3,263	-
Payroll taxes payable	1,459	2,919
Total current liabilities	61,138	127,602
Member's equity	184,710	230,597
Total liabilities and member's equity	$ 245,848	$ 358,199

See accompanying independent auditor's report
and notes to financial statements.

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues		
Commissions and other income - clearing broker	$ 1,200,492	$ 1,317,417
Interest income	124	101
Total revenues	1,200,616	1,317,518
Expenses		
Commissions	457,916	516,348
Member commissions	227,755	319,672
Salaries	111,154	104,536
Occupancy rental	83,070	83,070
Clearing costs	45,139	37,034
Professional fees	42,907	50,593
Licenses, permits and fees	30,315	37,120
Office expense	24,177	19,787
Telephone	20,304	17,361
Meals and entertainment	19,173	29,304
Travel expense	10,375	15,459
Payroll taxes	9,860	8,177
Lead expense	9,137	5,727
Dues and subscriptions	6,788	9,632
Depreciation	5,853	6,732
Postage	5,662	8,895
Insurance	4,423	4,254
Utilities	2,935	2,942
Gifts	2,746	3,841
Contributions	2,450	700
Advertising and promotion	1,479	1,176
Franchise tax	1,239	835
Repairs and maintenance	1,001	4,606
Education and seminars	946	264
Penalties and Fines	827	-
Security expense	527	503
Recruiting Expense	495	3,750
Consulting fees	250	995
Settlement Costs	-	169,111
Total expenses	1,128,903	1,462,424
Net income (loss)	$ 71,713	$ (144,906)

See accompanying independent auditor's report
and notes to financial statements.

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Member's Equity
Balance, December 31, 2009	$ 508,003
Member distributions	(132,500)
Net loss	(144,906)
Balance, December 31, 2010	230,597
Member distributions	(117,600)
Net income	71,713
Balance, December 31, 2011	$ 184,710

See accompanying independent auditor's report
and notes to financial statements.

AMERICA'S CHOICE EQUITIES LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 71,713	$ (144,906)
Adjustments to reconcile net income to cash flow provided (used) by operating activities:		
Depreciation expense	5,853	6,732
(Increase) decrease in:		
Accounts receivable	75,618	(20,839)
Settlement costs receivable	16,825	189,111
Prepaid expenses & other current assets	582	3,918
Increase (decrease) in:		
Accounts payable and accrued expenses	(7,986)	(11,465)
Commissions payable	(60,281)	24,552
Clearing costs payable	3,263	-
Payroll taxes payable	(1,460)	(1,810)
Net cash provided by operating activities	104,127	45,293
Cash flows from investing activities:		
Purchases of short-term investments	-	(8,162)
Sale of short-term investments	42,717	-
Net cash provided (used) by investing activities	42,717	(8,162)
Cash flows from financing activities:		
Member distributions	(117,600)	(132,500)
Net cash used by financing activities	(117,600)	(132,500)
Net increase (decrease) in cash and cash equivalents	29,244	(95,369)
Cash and cash equivalents, *beginning of year*	98,679	194,048
Cash and cash equivalents, *end of year*	$ 127,923	$ 98,679
Supplemental disclosures of cash flow information:		
Taxes paid	$ 1,239	$ 835
Interest paid	$ -	$ -

See accompanying independent auditor's report and notes to financial statements.

1. Summary of significant accounting policies

Nature of business
America's Choice Equities LLC ("the Company") is a Limited Liability Company organized under the laws of the State of Florida, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority (FINRA).

FASB Accounting Standards Codification
FASB launched FASB Accounting Standards Codification (ASC) as the single source of authoritative non-governmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards documents are superseded as described in FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* All other accounting literature not included in the Codification is non-authoritative.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents
For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable, and settlement costs receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. **Summary of significant accounting policies (continued)**

Fair value of financial instruments
The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Property and equipment
Property and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method over the estimated useful lives of the assets.

Income taxes
The Company elected "small business corporation" (S Corporation) status for federal tax purposes. An S Corporation is in effect a conduit for its consenting shareholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the shareholder level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statement.

Advertising
The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the years ended December 31, 2011 and 2010 was $1,479 and $1,176, respectively.

1. **Summary of significant accounting policies (continued)**

Subsequent events
In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2011) have been evaluated through February 22, 2012, which is the date the financial statements were available to be issued.

2. **Deposit-clearing organizations**
The Company has a clearing agreement with a clearing agent, Legent Bank. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest monthly on the cash deposited in the deposit account at current money fund rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay, within thirty days, the balance of the deposit account to the Company less any amount the clearing agent deems appropriate until a final resolution of any open items, claims or proceedings regarding any account.

3. **Accounts receivable**
Accounts receivable of $63,587 and $139,205 for 2011 and 2010, respectively, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. **Fair value measurements**
In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

4. Fair value measurements (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds – valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 42,717	$ --	$ --	$ 42,717

5. **Property and equipment**

Property and equipment at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Furniture	$ 19,286	$ 19,286
Equipment	17,586	17,586
Leasehold improvements	12,101	12,101
	48,973	48,973
Less accumulated depreciation	(41,654)	(35,801)
Net property and equipment	$ 7,319	$ 13,172

Depreciation expense for the years ended December 31, 2011 and 2010 amounted to $5,853 and $6,732, respectively.

6. **Net capital**

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the Financial Industry Regulatory Authority, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2011 and 2010, the Company had net capital of $152,128 and $158,317, respectively, which was $147,128 and $149,810 in excess of its required net capital of $5,000 and $8,507, respectively. The ratio of aggregate indebtedness to net capital was .40189 to 1 and .80599 to 1 as of December 31, 2011 and 2010, respectively.

7. **Related party transactions**

The Company rents office space from a related party on a lease that expires February 1, 2013. Rent expense for the year ended December 31, 2011 and 2010 was $83,070, respectively.

Minimum annual rentals under the lease at December 31, 2011 are as follows:

Year-ending December 31:	
2012	$ 78,000
2013	6,500
	$ 84,500

8. **Commitments**

The Company has entered into a consulting agreement dated August 11, 2011. The consultant is being retained to register as the Company's Financial & Operations Principal (FINOP). The fees for the services to be rendered under the agreement amount to $250 per month, with a rate of $150 per month for August 2011 for expenses already incurred by the Company.

9. **Pending litigation and settlement costs receivable**

The Company was involved in an arbitration that was settled during 2009, resulting in a receivable of $50,000 to the Company. At December 31, 2011, the balance remaining open is $22,000.

Supplementary Information

Pursuant to Rule 17a-5-of the

Securities Exchange Act of 1934

For the Years Ended December 31, 2011 and 2010

AMERICA'S CHOICE EQUITIES LLC
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SCHEDULE 1

	2011	2010
Net Capital		
Total member's equity	$ 184,710	$ 230,597
Deductions:		
Non-allowable assets:		
Accounts receivable	3,263	18,847
Settlement costs receivable	22,000	38,825
Prepaid expenses & other current assets	-	582
Furniture, and equipment	7,319	13,172
	32,582	71,426
Net capital before haircuts on security positions		
(tentative net capital)	152,128	159,171
Haircuts on short-term investments	-	(854)
Net capital	$ 152,128	$ 158,317
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 28,550	$ 36,536
Commissions payable	27,866	88,147
Clearing costs payable	3,263	-
Payroll taxes payable	1,459	2,919
Total aggregate indebtedness	$ 61,138	$ 127,602
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 8,507
Excess net capital	$ 147,128	$ 149,810
Ratio: Aggregate indebtedness to net capital	.40189 to 1	.80599 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 155,052	$ 155,886
Audit adjustments to accrued expenses payable	(2,804)	2,360
Audit adjustments to prepaid and other current assets	(120)	-
Audit adjustments to settlement costs receivable	-	925
Adjustment to take haircut on short-term investments	-	(854)
Net capital per above	$ 152,128	$ 158,317

See accompanying independent auditor's report
and notes to financial statements.

AMERICA'S CHOICE EQUITIES LLC

Report on Internal Control

Required by Sec Rule 17a-5

December 31, 2011 and 2010

CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report on internal accounting control

To the Member of
America's Choice Equities LLC

In planning and performing our audit of the financial statements of America's Choice Equities LLC as of and for the years ended December 31, 2011 and 2010, in accordance with the standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness as defined previouslyp.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives. Pursuant to SEC Rule 17a-5(j) we did not discover any material inadequacies.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 22, 2012